Exhibit 99.1
Shinhan Bank’s Board Resolution to Convene an Extraordinary Shareholders’ Meeting

On August 28, 2014, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to hold an extraordinary shareholders’ meeting as follows:

1) Date and Time: September 22, 2014, 10:00 (Seoul Time)

2)	Venue: Conference room, 6th floor, Shinhan Bank, 20, Sejong-Daero 9-gil, Jung-gu, Seoul, Republic of Korea

3)	Agenda:

i) Appointment of Outside Director

Outside director candidate will be determined by Outside Director Recommendation Committee before the extraordinary shareholders’ meeting.